UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2

(Amendment No. 3)

LINCOLN ELECTRIC HOLDINGS, INC.

(Name of Issuer)

Common Stock, Without Par Value

(Title of Class of Securities)

   533900106

(CUSIP Number)

                    December 31, 2016

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 533900106	13G	Page 2 of 5 Pages

1	NAME OF REPORTING PERSON David C. Lincoln
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 1,740,250
	6	SHARED VOTING POWER 2,387,654
	7	SOLE DISPOSITIVE POWER 1,740,250
	8	SHARED DISPOSITIVE POWER 2,387,654
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,127,904
10	CHECK BOX IF AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.29%
12	TYPE OF REPORT PERSON IN

CUSIP No. 533900106	13G	Page 3 of 5 Pages

Item 1.

(a)	Name of Issuer:

 Lincoln Electric Holdings, Inc.

(b)	Address of Issuer’s Principal Executive Offices:

 22801 Saint Clair Ave., Cleveland, Ohio 44117-1199

Item 2.

(a)	Name of Person Filing:

 David C. Lincoln

(b)	Address of Principal Business Office, or if None, Residence:

 1819 East Morten Avenue, Suite 120, Phoenix, AZ 85020

(c)	Citizenship:

 U.S.

(d)	Title of Class of Securities:

 Common Stock

(e)	CUSIP Number:

 533900106

Item 3.	If this Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

 Not applicable

Item 4.	Ownership.

(a)	Amount beneficially owned: 4,127,904

(b)	Percent of class: 6.29%

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote: 1,740,250 (1)

(ii)	Shared power to vote or to direct the vote: 2,387,654 (2)

(iii)	Sole power to dispose or to direct the disposition of: 1,740,250 (1)

(iv)	Shared power to dispose or to direct the disposition of: 2,387,654 (2)

(1)	Includes 160,000 shares held by a Trust of which the reporting person is the sole trustee, as to which shares any beneficial ownership is hereby disclaimed.
(2)	Includes 110,580 shares held by one Trust of which the reporting person is one of two trustees, 1,258,330 shares held by an estate of which the reporting person is a co-executor, 1,003,244 shares held by the Lincoln Institute of Land Policy, of which the reporting person is a member of the Board of Directors, and 15,500 shares held by the Joan and David Lincoln Foundation, of which the reporting person is a member of the Board . The reporting person hereby disclaims any beneficial ownership of all shares described in this paragraph.

CUSIP No. 533900106	13G	Page 4 of 5 Pages

Item 5.	Ownership of Five Percent or Less of a Class.

 Not applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

 Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

 Not applicable

Item 8.	Identification and Classification of Members of the Group.

 Not applicable

Item 9.	Notice of Dissolution of Group.

 Not applicable

Item 10.	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

The filing of this statement shall not be construed as an admission that the reporting person is, for purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of any of the securities covered by this statement.

CUSIP No. 533900106	13G	Page 5 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 6, 2017	/s/ David C. Lincoln
Name: David C. Lincoln